

April 2, 2015

Via E-mail
Mr. John A. Godfrey
General Counsel and Secretary
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

> **Re:** **Pinnacle Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2015**
> **File No. 001-13641**

Dear Mr. Godfrey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Throughout the document, please qualify as your belief that the stockholder proposals inappropriately seek to dictate certain corporate governance provisions and that the proposed amendments to the company's bylaws would improperly hinder the board in exercising its fiduciary duties and acting in the best interests of all of the company's stockholders.

Abstentions and Broker Non-Votes, page 7

2.   Disclosure states that the ratification of the appointment of the independent auditor is a routine matter. Under NYSE rules, in a contested election, a broker does not appear to have discretionary authority to vote on any proposals to be voted on at the meeting,

whether routine or not. Please revise your disclosure as necessary, or provide an analysis supporting this assertion.

General, page 9

3. Disclosure states that, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders for a substitute nominee as directed by the board. Please revise this to be consistent with Rule 14a-4(c)(5), or advise us as to the nature of this authority.

4. Please confirm for us that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 7, page 75

5. In the second paragraph of this section, you state that, in the event that Unite Here does not provide appropriate proof that it has solicited the requisite percentage of voting shares, then the proxy holders will exercise discretionary voting authority under Rule 14a-4(c) to vote against the stockholder proposals. Please clarify that this is only the case if a stockholder does not specify a choice with respect to the matter.

6. Please provide support for the assertion that the Unite Here proposals are self-serving.

Stockholder Proposal regarding a Recommendation to Amend the Company's Bylaws to Require a Majority of the Voting Power, page 79

7. Disclosure appears to characterize the proponents' final resolution as a request to subject bylaw amendments to majority vote, which you assert is already the case. However, the final proposal appears instead to be a recommendation against any imposition by the board of supermajority requirements. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       David M. Lynn, Esq.
       Morrison & Foerster LLP